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EXHIBIT 12.1

PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2004	2003	2002	2001	2000
(in millions)
Earnings:
Net income (loss)	$3,982	$923	$1,819	$1,015	$(3,483)
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	—	—	—	—	—
Income taxes provision (benefit)	2,561	528	1,178	596	(2,154)
Net fixed charges	671	964	1,029	1,019	648

Total Earnings (Loss)	$7,214	$2,415	$4,026	$2,630	$(4,989)

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$682	$947	$996	$981	$616
Interest on capital leases	1	1	2	2	2
AFUDC debt	(12)	16	21	12	6
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	—	—	10	24	24

Total Fixed Charges	$671	$964	$1,029	$1,019	$648

Ratios of Earnings (Loss) to Fixed Charges	10.75	2.51	3.91	2.58	(7.70	)(1)

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust.

(1)
The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage aggregating $5,637 million for the year ended December 31, 2000.

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  EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES